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Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701 5135 fax deanna.kirkpatrick@davispolk.com

February 23, 2012

Re:	BATS Global Markets, Inc. Amendment No. 2 to the Registration Statement on Form S-1 Filed September 28, 2011 File No. 333-174166

Tom Kluck

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Dear Mr. Kluck:

On behalf of BATS Global Markets, Inc. (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended, and Rule 101(a) of Regulation S-T, we are submitting for filing Amendment No. 3 to the Registration Statement on Form S-1 in electronic format relating to shares of Class A Common Stock, par value $0.01 per share (including shares of Class A Common Stock subject to the underwriters’ over-allotment option), marked to show changes from the Amendment No. 2 to the Registration Statement on Form S-1 as filed on September 28, 2011 with the Securities and Exchange Commission (the “Commission”). Amendment No. 3 is being filed with the Commission in response to comments received from the staff of the Commission in a letter dated October 20, 2011 and further to the supplemental response letter of the Company to the Commission dated February 3, 2012.

If you have any questions or comments relating to this submission, please call Jeff Ramsay at (212) 450-4243 or me at (212) 450-4135.

Very truly yours, /s/ Deanna L. Kirkpatrick Deanna L. Kirkpatrick

Attachment

cc w/att:	Mr. Eric Swanson, Esq. Mr. Jeff Ramsay, Esq.